Mail Stop 3561

October 28, 2005

Joel Kanter, President
Echo Healthcare Acquisition Corporation
8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182

> **RE:** **Echo Healthcare Acquisition Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-126650**
> **Amendment Filed: October 5, 2005**

Dear Mr. Kanter:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your revisions in response to our prior comment 1 do not comprehensively address the substance of your response to comment 1 of our letter of September 7, 2005. Add disclosure, in locations as appropriate, that fully addresses the

spectrum of information you provided in response to our earlier comment. Also, the information that you provide in response to our prior comment 1 of our most recent letter, *i.e.*, the information contained in Excerpts 1 and 2, should be disclosed in the appropriate locations. We may have further comment after reviewing your revisions.

2. Add disclosure addressing the termination of the distribution of the company's securities in this offering. Please do not limit your disclosure to an indication that the distribution ends at the closing of the initial public offering. Please direct all inquiries regarding this disclosure to the Division of Market Regulation's Trading Practices Group at 202-551-5720.

3. We note that you have checked the box on the Registration Statement facing page indicating that the company will utilize Rule 434 in the delivery of the prospectuses. Please disclose the manner and means by which the company intends to comply with Rule 434.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc. Richard H. Miller, Esq. (*by facsimile*)
    404-572-6999